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                       Metro One Telecommunications, Inc.
                           11200 Murray Scholls Place
                             Beaverton, Oregon 97007


                                February 7, 2000

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Metro One Telecommunications, Inc./Application to Withdraw Registration Statement on Form S-3 (Registration No. 333-89493)

Ladies and Gentlemen:

         Pursuant to Rule 477, as promulgated under the Securities Act of 1933, Metro One Telecommunications, Inc. hereby applies to withdraw its Registration Statement on Form S-3 (Registration No. 333-89493), initially filed on October 22, 1999, and amended on November 2, 1999 (the "Registration Statement"). Metro One wishes to withdraw the Registration Statement because of market conditions. None of the shares covered by the Registration Statement were sold.

         If you have any questions, please do not hesitate to call the undersigned at (503) 643-9500.

                                      Very truly yours,

                                      METRO ONE TELECOMMUNICATIONS, INC.

                                      By: /s/ Timothy A. Timmins
                                         -------------------------------------
                                         Timothy A. Timmins
                                         President and Chief Executive Officer

cc:  David Mittelman, Esq.
     Division of Corporation Finance
     Mail Stop 0407